Exhibit 99.1

CONTACTS:
Glynn Wilson, Ph.D.
Chairman & CEO
(866)-359-7541

TapImmune Announces the Appointment of James W. Fuller to the Board of Directors

May 18, 2012, Seattle WA, TapImmune Inc. (OTCBB: TPIV) has pleasure in announcing the appointment of James W. Fuller to the Board of Directors.

James (Jim) Fuller has over 30 years of experience in the brokerage and related financial services industries. His financial career started at J. Barth & Company, a New York based investment banking and trading firm where he became West Coast Managing Director in San Francisco.

He managed the consulting practice for the Investment Industries Division of SRI International, during which time he directed a study on the future of the Securities Industry.   From 1976 to 1981 he
was the Senior Vice President of the New York Stock Exchange (NYSE). President Ronald Reagan appointed him a Director of the Securities Investor Protection Corporation (SIPC) in 1981.

He received his MBA in Finance from California State University and his Bachelor of Science in Marketing and Political Science from San Jose State University.  Mr. Fuller is currently a Partner in the Private equity Firm, Baytree Capital.

Dr Glynn Wilson, Chairman & CEO of TapImmune, stated, “We welcome the appointment of Jim to the Board.   His broad experience will be invaluable in the next phase of the Company’s development”.

About Tapimmune Inc.

Taplmmune Inc. is a vaccine technologies company specializing in the development of innovative gene based immunotherapeutics and vaccines in the areas of oncology and infectious disease.  The Company's lead product candidates, include vaccines designed to restore and augment antigen presentation and subsequent recognition and killing of cancer cells by the immune system. The Company is currently preparing for the commencement of a Phase 1 immunotherapy clinical trial targeting Her2Neu in breast cancer using a patented technology developed at the Mayo clinic. TapImmune has the exclusive Option to license this technology. The Company is also developing TAP-based prophylactic vaccines commercially suitable for the prevention of infectious diseases and as Biodefense agents. As a vaccine component, the gene based TAP technology has the potential to significantly improve the efficacy of both prophylactic and immunotherapeutic vaccines as it addresses a fundamental mechanism for T cell recognition and response. Unlike other vaccine technologies that address only the initiation of immune responses, TAP expression also has the unique ability to enhance the effector function of mature killer T cells. This enhancement of effector function is potentially complementary to any/all vaccine approaches that are designed to enhance cellular responses.

Forward-Looking Statement Disclaimer
This release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this news release concerning the Company’s expectations, plans, business outlook or future performance, and any other statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to the risks set forth in the Company’s most recent Form 10-K and other SEC filings which are available through EDGAR at www.sec.gov. The Company assumes no obligation to update the forward-looking statements.